Bright Minds Biosciences Inc.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended June 30, 2023 and 2022

(Expressed in Canadian Dollars)

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Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

		June 30,	September 30,
As at	Notes	2023 (unaudited)	2022 (audited)
		$	$
ASSETS
Current Assets
Cash and cash equivalents		8,130,593	11,627,913
Sales tax receivable		103,676	114,518
Other receivables		-	41,261
Prepaids		141,735	164,429
		8,376,004	11,948,121
Non-Current Assets
Right-of-use asset	11	84,525	138,863
TOTAL ASSETS		8,460,529	12,086,984

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	5	643,404	1,404,561
Lease liability - current portion	11	77,392	67,928
		720,796	1,472,489
Non-Current Liabilities
Lease liability - non-current portion	11	14,016	71,983
TOTAL LIABILITIES		734,812	1,544,472

Shareholders' equity
Share capital	6	33,914,308	32,237,844
Pre-funded warrants	6	831,834	-
Reserves	6	2,998,600	2,479,466
Deficit		(30,019,025)	(24,174,798)
TOTAL SHAREHOLDERS' EQUITY		7,725,717	10,542,512
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,460,529	12,086,984

Nature and continuance of operations (Note 1)

Approved on behalf of the Board of Directors:

"Ian McDonald"	"Nils Bottler"
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars - Unaudited)

		For the three months ended	For the three months ended	For the nine months ended	For the nine months ended
	Notes	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
		$	$	$	$
EXPENSES
Consulting fees	6,7	42,755	245,518	143,698	598,182
Directors' compensation	6,7	113,664	95,390	866,778	222,231
Foreign exchange		10,106	(4,273)	43,745	40,020
Marketing, advertising, and investor relations		37,100	80,119	82,818	477,270
Office and administrative	11	122,044	90,786	324,728	376,382
Professional fees	7	64,761	91,468	322,633	446,146
Regulatory and filing		17,186	8,010	151,198	203,959
Research and development	6,7,10	1,050,685	2,051,360	3,908,629	9,639,736
Net and comprehensive loss		(1,458,301)	(2,658,378)	(5,844,227)	(12,003,926)

Basic and diluted loss per share		(0.39)	(1.12)	(1.58)	(5.05)

Weighted average number of common shares outstanding -basic and diluted		3,772,072	2,372,504	3,702,152	2,370,022

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - Unaudited)

	Share Capital
	Number of shares *	Share capital	Subscriptions receivable	Subscriptions received	Pre-funded warrants	Reserves	Deficit	Total
		$	$	$	$	$	$	$
Balance as at September 30, 2021	2,366,872	27,080,281	(33,684)	-	-	1,565,055	(9,209,857)	19,401,795
Warrant exercise funds received in advance (Note 6)	-	-	-	12,000	-	-	-	12,000
Finder's fees - share options	-	(36,911)	-	-	-	36,911	-	-
Warrants exercised	2,500	118,250	-	-	-	-	-	118,250
Share subscriptions received	-	-	33,684	-	-	-	-	33,684
Shares issued to consultant	5,000	27,250	-	-	-	-	-	27,250
Share-based compensation (Note 6)	-	-	-	-	-	845,141	-	845,141
Net loss	-	-	-	-	-	-	(12,003,926)	(12,003,926)
Balance as at June 30, 2022	2,374,372	27,188,870	-	12,000	-	2,447,107	(21,213,783)	8,434,194

Balance as at September 30, 2022	3,518,472	32,237,844	-	-	-	2,479,466	(24,174,798)	10,542,512
Private placement - common shares	194,800	1,217,500	-	-	-	-	-	1,217,500
Private placement - pre-funded warrants	-	-	-	-	831,834	-	-	831,834
Share issue costs	-	(26,976)	-	-	-	-	-	(26,976)
Warrants exercised	28,800	253,440	-	-	-	-	-	253,440
RSUs exercised	30,000	232,500	-	-	-	(232,500)	-	-
Share-based compensation (Note 6)	-	-	-	-	-	751,634	-	751,634
Net loss	-	-	-	-	-	-	(5,844,227)	(5,844,227)
Balance as at June 30, 2023	3,772,072	33,914,308	-	-	831,834	2,998,600	(30,019,025)	7,725,717

* Subsequent to June 30, 2023, the Company completed a share consolidation on the basis of 1 new common share to 5 old common shares (Note 6). For accounting purposes, recognition of the share consolidation has been made retroactively such that all share and per share numbers have been adjusted to reflect the share consolidation.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - Unaudited)

	Notes	For the nine months ended	For the nine months ended
		June 30, 2023	June 30, 2022
		$	$
Operating activities
Net loss for the period		(5,844,227)	(12,003,926)
Non-cash items:
Interest on lease liability	11	15,964	-
Depreciation - right-of-use asset	11	54,338	-
Foreign exchange		(118,090)	(207,367)
Share-based compensation	6	751,634	845,141
Shares recorded as consulting fees		-	27,250

Changes in non-cash operating working capital items:
Sales tax receivable		10,842	45,711
Other receivables		41,261
Prepaids		22,694	87,918
Accounts payable and accrued liabilities		(761,157)	(253,249)
Net cash used in operating activities		(5,826,741)	(11,458,522)

Financing activities
Private placement proceeds	6	1,217,500	-
Share issue costs	6	(26,976)	-
Share subscriptions received		-	33,684
Pre-funded warrant proceeds	6	831,834	-
Warrant proceeds received in advance		-	12,000
Warrant exercise proceeds	6	253,440	118,250
Loan advanced		-	(32,000)
Principal portion of lease liability	11	(64,467)	-
Net cash from financing activities		2,211,331	131,934

Change in cash and cash equivalents		(3,615,410)	(11,326,588)
Effect of foreign exchange on cash		118,090	207,367
Cash and cash equivalents, beginning of period		11,627,913	19,760,015

Cash and cash equivalents, end of period		8,130,593	8,640,794

SUPPLEMENTARY INFORMATION
Fair value of RSUs exercised	6	232,500	-
Fair value of options issued as finders' fees		-	36,911

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS

Bright Minds Biosciences Inc. (the "Company") was incorporated under the Business Corporations Act of British Columbia on May 31, 2019. The Company's objective is to generate income and achieve long term profitable growth through the development of therapeutics to improve the lives of patients with certain severe and life-altering diseases. On February 8, 2021, the Company started trading on the Canadian Stock Exchange ("CSE") under the symbol DRUG. On May 17, 2021, the Company started trading on the OTCQB under the symbol BMBIF. On November 8, 2021, the Company started trading on the NASDAQ under the symbol DRUG. The registered address of the Company is located at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada. The head office address of the Company is located at 19 Vestry Street, New York, NY 10013, USA.

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2023, the Company is not able to finance day to day activities through operations and has incurred a loss of $5,844,227 for the nine-months ended June 30, 2023. The Company has a deficit of $30,019,025 since inception and negative operating cash flows. As at June 30, 2023, the Company has working capital of $7,655,208 (September 30, 2022 - $10,475,632). The continuing operations of the Company are dependent upon its ability to attain profitable operations and generate funds therefrom. Management intends to finance operating costs with equity financings, loans from directors and companies controlled by directors and/or private placement of common shares.

2. STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB. The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and outstanding as of August 14, 2023, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended September 30, 2022 except as noted below. Any subsequent changes to IFRS that are given effect in the Company's annual financial statements for the year ending September 30, 2023 could result in restatement of these unaudited condensed interim consolidated financial statements.

Basis of preparation

Depending on the applicable IFRS requirements, the measurement basis used in the preparation of these consolidated financial statements is cost, net realizable value, fair value or recoverable amount. These condensed interim consolidated financial statements, except for the statement of cash flows, are based on the accrual basis.

3.    SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Bright Minds Biosciences LLC, a Delaware limited liability company, and Bright Minds Bioscience Pty Ltd., a proprietary company registered under the Corporations Act of Australia on June 24, 2021.  On June 10, 2021, the CEO of the Company transferred, assigned and conveyed all of his membership interests in Bright Minds Biosciences LLC to the Company.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial results of the Company's subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the Company's subsidiaries have been aligned with the policies adopted by the Company. When the Company ceases to control a subsidiary, the financial statements of that subsidiary are de-consolidated.

Inter-company balances and transactions, and any income and expenses arising from inter-company transactions, have been eliminated in these condensed interim consolidated financial statements.

Foreign currency translation

The functional currency of the Company, Bright Minds Biosciences LLC and Bright Minds Bioscience Pty Ltd. is the Canadian dollar and the presentation currency of the Company is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss.

Please refer to Note 3 of the audited consolidated financial statements of the Company for the year ended September 30, 2022 for full disclosure of the significant accounting policies.

4.    INTANGIBLE ASSETS

Psilocybinlabs Ltd. ("PL") was incorporated under the laws of the province of British Columbia on April 25, 2019, with the incorporator share being held by a company controlled by the CEO of the Company. On May 17, 2019, this share was transferred to the Company. On April 25, 2019, PL entered into a confirmatory assignment and waiver (the "CAW") with an individual, which was amended and restated on May 17, 2019. Pursuant to the amended and restated CAW, this individual assigned all of the right, title and interest, including all other intellectual property rights (the Rights, as described) to PL. As compensation for the assignment of the Rights, PL issued 100,000 common shares valued at $2,000 to this individual. On August 7, 2019, the Company then purchased the 100,000 common shares of PL by issuing 20,000 common shares of the Company valued at $2,000, with the reacquisition being recorded as an asset acquisition. On September 29, 2022, the directors of the Company agreed to wind-up and dissolve PL and the carrying value of the intangible asset was impaired during the year ended September 30, 2022.

5.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2023	September 30, 2022
	$	$
Accounts payable	643,404	1,246,384
Accrued liabilities	-	158,177
Total accounts payable and accrued liabilities	643,404	1,404,561

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

6.    SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

On July 14, 2023, the Directors of the Company approved the consolidation of the Company's issued and outstanding common shares on a 5:1 basis. All common shares, stock options, restricted share units and warrant references in these consolidated financial statements reflect the effect of the share consolidation.

Issued share capital for the period ended June 30, 2023

On December 2, 2022, the Company issued 133,200 pre-funded warrants ("PFWs") of the Company at a price per PFW of $6.245 and 194,800 Units of the Company at a price per Unit of $6.25 for aggregate gross proceeds of $2,049,334. Each PFW is exercisable into one Unit at an exercise price of $0.005 per Unit on the date that is the earlier of (a) the date the holder thereof elects to exercise the PFWs and pays the exercise price, and (b) December 2, 2024. Each Unit is comprised of one common share and one common share purchase warrant ("Warrant") of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $6.75 per share until December 2, 2024.

The PFWs are classified as a component of permanent shareholders' equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the Units with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of common shares upon exercise. In addition, such PFWs do not provide any guarantee of value or return. The Company valued the PFWs at issuance, concluding that their sales price approximated their fair value, and a total of $831,834 is recorded to the PFWs.

On March 10, 2023, 30,000 RSUs were exercised and $232,500 was reclassified from reserves to share capital upon the exercise.

During the nine months ended June 30, 2023, an aggregate of 28,800 warrants were exercised for gross proceeds of $253,440.

Issued share capital for the year ended September 30, 2022

On April 11, 2022, the Company entered into a scientific advisory board agreement with Karl Deisseroth ("Deisseroth") pursuant to which the Company will pay Deisseroth a monthly fee of US$4,166.66 and issued an aggregate 5,000 common shares (the "Payment Shares") in the capital of the Company at a fair market value of $5.45 per share (total fair market value of $27,250). The Payment Shares will be issued in escrow and released to Deisseroth over a period of four years commencing on March 8, 2023 (see Note 8).

On August 30, 2022, the Company issued 571,600 Units of the Company at a price per unit of $7.00 for aggregate gross proceeds of $4,001,200. Each Unit is comprised of one common share and one common share purchase warrant of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $8.80 per share until August 30, 2024. The agent was paid a cash finder's fee $280,084 and expenses of $176,065 and received compensation warrants entitling them to purchase an aggregate of 26,808 Units of the Company at a per unit price of $7.00 for a period of twenty-four months following closing, with the Units having the same terms as the Units sold pursuant to the Offering. An advisor was additionally paid a cash finder's fee of $259,245 and received compensation warrants entitling them to purchase an aggregate of 18,232 Units of the Company at a per unit price of $7.00 for a period of twenty-four months following closing, with the Units having the same terms as the Units sold pursuant to the Offering. The Company incurred additional share issue costs of $84,585 in connection with the offering.

In September 2022, 45,040 compensation warrants were exercised for gross proceeds of $315,277. Upon exercise, $531,000 was reclassified from reserves to share capital.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

6.    SHARE CAPITAL (continued)

During the year ended September 30, 2022, 529,960 warrants priced at $0.25, $8.80, and $47.30 per unit were exercised for gross proceeds of $1,653,170.

Issued share capital for the year ended September 30, 2021

On November 2, 2020, the Company closed the second tranche of a non-brokered private placement financing through the issuance of 325,828 common shares at a price $6.25 per common share for gross proceeds of $2,036,422.

On January 6, 2021, the Company issued 2,960 common shares at a deemed price of $6.25 per share to settle an $18,500 debt owing to a consultant pursuant to a debt settlement agreement entered into by the Company with the consultant.

On February 3, 2021, the 3,200 SWs were deemed to be exercised for SW shares and 3,200 common shares of the Company were issued to the SW holders (see below).

On March 17, 2021, the Company issued 683,977 Units at a price per Unit of $37.85 for aggregate gross proceeds of $25,888,514. Each Unit comprised one common share and one-half of one common share purchase warrant of the Company. Each warrant is exercisable to acquire one common share of the Company at an exercise price of $47.30 per share until March 17, 2024, subject to adjustment and acceleration in certain events. If the daily volume weighted average trading price of the common shares on the CSE is equal to or greater than $66.25 per common share for any 10 consecutive trading days, the Company shall have the right to accelerate the expiry date of the warrants to a date that is at least 30 trading days following the date of the Company issuing a press release disclosing such acceleration. The underwriters were paid fees for their services in the amount of $916,317 and received compensation warrants entitling them to purchase an aggregate of 26,533 common shares at a price of $37.85 per common share for a period of thirty-six months following closing. These warrants have an ascribed value of $521,000. On February 17, 2022, the Company received $33,684 in share subscriptions receivable related to this financing.

On April 6, 2021, the Company paid a New York-based company (the "Finder") a contingent cash fee in the amount of $600,000, being 4.5% of $13,333,333 in net equity proceeds received from three investors introduced to the Company by the Finder. The Finder was also entitled to receive compensation warrants allowing it to purchase an aggregate of 1,761 common shares at a price of $37.85 per common share for a period of five years. These warrants were never issued and instead, on September 21, 2021, the Company granted compensation options (see below).

On April 23, 2021, 389,600 escrowed share purchase warrants were exercised for $0.25 per share for gross proceeds of $97,400.

On April 28, 2021, the Company issued 12,600 common shares to the University at a deemed price of $29.25 per share. The $368,550 value attributed to these shares has been recognized as a research and development expense in the consolidated statements of comprehensive loss during the year ended September 30, 2021. See Note 8.

Escrowed securities

On January 28, 2021, the Company entered into an escrow agreement under National Policy 46-201 Escrow for Initial Public Offerings (the "Policy") in connection with the listing of common shares of the Company on the CSE, whereby 570,560 common shares of the Company and 389,600 share purchase warrants (exercised on April 23, 2021), being an aggregate of 960,160 securities, were deposited to be held in escrow. As the Company is defined as an emerging issuer under the Policy, the escrowed securities will be released as follows:

  96,016 - on the date that the Company's shares are listed on the CSE (February 8, 2021); and
  144,024- 6, 12, 18, 24, 30 and 36 months after the listing date.

As at June 30, 2023, 288,048 common shares remain in escrow.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

6.    SHARE CAPITAL (continued)

Stock options

The Company's stock option plan provides for stock options to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the stock option plan, eligibility, vesting period, terms of the options and the number of options granted are to be determined by the Board of Directors at the time of grant. The stock option plan allows the Board of Directors to issue up to 10% of the Company's outstanding common shares as stock options.

Options granted during the period ended June 30, 2023

On December 1, 2022, the Company granted 60,000 options to the Chief Medical Officer of the Company. The options have an exercise price of $8.25 per share, expire on December 1, 2027 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $8.25; ii) share price: $7.75; iii) term: 5 years; iv) volatility: 141.61%; v) discount rate: 3.05%; and dividends: nil.

On December 1, 2022, the Company and a consultant mutually agreed to cancel 16,000 options that were previously granted on April 28, 2021.

On February 16, 2023, the Company granted 47,000 options to the consultants and a director of the Company. The options have an exercise price of $5.25 per share, expire on February 16, 2028 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $5.25; ii) share price: $4.85; iii) term: 5 years; iv) volatility: 135.92%; v) discount rate: 3.45%; and dividends: nil.

Options granted during the year ended September 30, 2022

On September 6, 2022, the Company granted 16,000 options to a director of the Company. These options have an exercise price of $12.30 per share, expire on September 6, 2027 and vest as follows: 25% on the grant date, 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and 25% on the third anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $12.30; ii) share price: $12.00; iii) term: 5 years; iv) volatility: 147.31%; v) discount rate:3.33%; and dividends: nil.

The following table summarizes the movements in the Company's outstanding stock options for the nine-month period ended June 30, 2023 and the year ended September 30, 2022:

	Number of options	Weighted average exercise price

Balance at September 30, 2021	205,161	$19.50
Granted	16,000	$12.30
Forfeited	(38,000)	$22.95
Balance at September 30, 2022	183,161	$18.20
Granted	107,000	$6.93
Cancelled(1), (2)	(78,000)	$20.52
Balance at June 30, 2023	212,161	$11.65

(1) 30,000 and 16,000 options were forfeited 90 days after the termination of the services of a former Chief Medical Officer and a director of the Company.

As at June 30, 2023, the options have a weighted average remaining life of 3.53 years (September 30, 2022 - 3.39).

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

6.    SHARE CAPITAL (continued)

The following table summarizes the stock options issued and outstanding:

	Options Outstanding and Exercisable
Expiry Date	Number of options	Exercisable	Exercise price	Remaining life (Years)
September 21, 2024	1,761	1,761	$38.20	1.23
November 17, 2025	71,400	48,133	$6.25	2.39
April 28, 2026 (2)	16,000	8,000	$38.00	2.83
June 15, 2026	16,000	8,000	$38.00	2.96
December 1, 2027	60,000	-	$8.25	4.42
February 16, 2028	47,000	-	$5.25	4.64

(2) On December 1, 2022, the Company and a consultant mutually agreed to cancel 16,000 options, and an additional 16,000 options were cancelled on the retirement of a consultant.

Restricted share unit plan

The Company's restricted share unit ("RSU") plan provides RSUs to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the RSU plan, eligibility, vesting period, terms of the RSUs and the number of RSUs granted are to be determined by the Board of Directors at the time of the grant. The RSU plan allows the Board of Directors to issue common shares of the company as equity settled RSUs, provided that, when combined, the maximum number of common shares reserved for issuance under all share-based compensation arrangements of the Company does not exceed 10% of the Company's outstanding common shares.

On December 1, 2022, the Company issued 220,000 RSUs to the directors of the Company. These RSUs vest on an annual basis over a period of four years commencing on December 1, 2022 and expiring on December 1, 2027. The estimated fair value of these RSUs is $1,705,000 and will be recognized as an expense over the vesting period of the RSUs.

On February 4, 2022 and February 11, 2022, the Company issued 5,000 RSUs and 7,000 RSUs, respectively. These RSUs vest on an annual basis over a period of four years commencing on February 1, 2023. The estimated fair value of these RSUs is $181,250 and will be recognized as an expense over the vesting period of the RSUs.

On April 27, 2022, the Company issued 20,000 RSUs to a director of the Company and these RSU's vest as follows: 25% on the date of grant and 25% each on April 27, 2024, 2025 and 2026. The estimated fair value of these RSUs is $127,000 and will be recognized as an expense over the vesting period of the RSUs.

The following table summarizes the movements in the Company's outstanding RSUs for the nine-month period ended June 30, 2023 and the year ended September 30, 2022:

	Equity settled	Cash settled	Total	Weighted average exercise price
Balance at September 30, 2020 and 2021	76,000	-	76,000	$6.25
Granted	32,000	-	32,000	$29.55
Balance at September 30, 2022	108,000	-	108,000	$13.15
Granted	220,000	-	220,000	$7.75
Exercised	(30,000)	-	(30,000)	$7.75
Forfeited*	(76,000)	-	(76,000)	$6.25
Balance at June 30, 2023	222,000	-	222,000	$10.89

  * On November 23, 2022, 76,000 RSUs were forfeited on the termination of the services of former Chief Medical Officer of the Company.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

6.    SHARE CAPITAL (continued)

As at June 30, 2023, the RSUs have a weighted average remaining life of 4.33 years (September 30, 2022 - 3.38 years).

The following table summarizes the RSUs issued and outstanding:

	RSUs Outstanding and Exercisable
Expiry Date	Number of RSUs	Exercisable	Exercise price	Remaining life (Years)
February 1, 2027	5,000	1,250	$15.25	3.59
February 1, 2027	7,000	1,750	$15.00	3.59
April 27, 2027	20,000	5,000	$38.20	3.83
December 1, 2027	190,000	25,000	$7.75	4.42

Share-based compensation expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	For the nine months ended:
	June 30, 2023	June 30, 2022
	$	$
Stock options	(60,924)	672,974
Restricted share units - equity settled grants	812,558	172,167
Total equity settled share-based compensation expense	751,634	845,141
Restricted share units - cash settled grants	-	-
Total share-based compensation expense	751,634	845,141

Share-based compensation expense is included in the consolidated statements of comprehensive loss as follows:

	For the nine months ended:
	June 30, 2023	June 30, 2022
	$	$
Consulting fees	26,430	3,142
Directors' compensation	866,778	222,231
Research and development	(141,574)	619,768
Total share-based compensation expense	751,634	845,141

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

6.    SHARE CAPITAL (continued)

Warrants

The following table summarizes the movements in the Company's outstanding warrants for the nine-month period ended June 30, 2023 and the year ended September 30, 2022:

	Number of warrants	Weighted average exercise price
Balance at September 30, 2021	794,840	$21.75
Issued	616,640	8.80
Issued - compensation warrants	45,040	7.00
Exercised	(575,000)	3.40
Balance at September 30, 2022	881,520	$23.89
Issued	194,800	6.75
Exercised	(28,800)	8.80
Balance at June 30, 2023	1,047,520	$21.12

On March 17, 2021, the Company issued 26,533 compensation warrants to underwriters. The fair value of these share purchase warrants of $521,000 was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $37.85; ii) share price: $33.25; iii) term: 3 years; iv) volatility: 100%; v) discount rate: 0.35%; and dividends: nil. The fair value of these broker warrants was recorded as a reduction against share capital.

On August 30, 2022, the Company granted 45,040 compensation warrants at an exercise price of $7.00 per compensation warrant expiring on August 30, 2024. Each compensation warrant comprises the one Unit under the same terms of the offering which closed on August 30, 2022. The fair value of these compensation warrants of $315,000 was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $7.00; ii) share price: $14.65; iii) term: 2 years; iv) volatility: 147.31%; v) discount rate:3.63%; and dividends: nil.

As at June 30, 2023, the warrants have a weighted average remaining life of 1.05 (September 30, 2022 - 1.72) years.

The following table summarizes the warrants issued and outstanding:

	Warrants Outstanding
Expiry Date	Number of warrants	Exercise price	Remaining life (Years)
July 30, 2024 (1)	62,960	$0.25	1.08
March 17, 2024	339,488	$47.30	0.72
March 17, 2024	26,533	$37.85	0.72
August 30, 2024	378,700	$8.80	1.17
August 30, 2024	26,808	$8.80	1.17
August 30, 2024	18,232	$8.80	1.17
December 2, 2024	194,800	$6.75	1.43

(1) On June 15, 2021, the Company entered into warrant exercise agreements with the two warrant holders, whereby the warrant holders authorized the Company to issue only such number of common shares (or other class of voting securities of the Company, if applicable) as will result in the warrant holders and any other person (as defined) holding less than the threshold number of 4.99% (as defined) of any class of  voting securities of the Company as of the date of exercise or conversion of the warrants.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

7. RELATED PARTY TRANSACTIONS

Related party transactions were recorded at the exchange value, which is the consideration determined and agreed to by the related parties. The Company's related parties include directors, key management and companies controlled by directors and key management.

Included in accounts payable and accrued liabilities as at June 30, 2023 was $8,065 (September 30, 2022 - $105,181) owing to the directors of the Company and the companies controlled by key management personnel.

Compensation of Key Management Personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The following table summarizes expenses related to key management personnel:

	For the nine months ended:
	June 30, 2023	June 30, 2022
	$	$
Professional fees	90,000	104,000
Research and development	445,415	473,550
Share-based compensation included in directors' compensation	866,778	222,231
Share-based compensation included in research and development	(166,411)	96,845
	1,235,782	896,626

See Note 8 for related party contractual obligations.

8.  CONTRACTUAL OBLIGATIONS

License agreement

On April 23, 2021, the Company entered into an exclusive license agreement with equity (the "LA") with the Board of Trustees of the UIC (the "University") whereby the University granted to the Company, in all fields of use and worldwide, an exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Patent Rights (as defined) and a non-exclusive, non-transferable license with the right to sublicense under the University's rights in and to the Technical Information (as defined) to make, have made, construct, have constructed, use, import, sell, and offer for sale royalty-bearing Product (as defined). As consideration for the grant of license, the Company will pay the following amounts (in US$) to the University:

  Signing Fee - a signing fee of $100,000 less $15,000 in option fees was paid (CDN$105,502) and 12,600 common shares of the Company were issued to the University (see Note 6);
  Net Sales - royalties on Net Sales (as defined) ranging from 3% (under $1 billion) to 4.5% (over $2 billion), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues;
  Sublicensee Revenues - royalties (as for net sales above) on Sublicensee Revenue (as defined), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues and 12% on all non-royalty revenue until the Company has raised $7.5 million and then 10% thereafter;

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

8.    CONTRACTUAL OBLIGATIONS (continued)

  Annual Minimums - if the total royalties paid to the University for any license year are less than the following annual minimums, the Company must pay the University the amount equal to the shortfall:
  Years 1 and 2 - $nil;
  Year 3 - $5,000;
  Year 4 - $15,000;
  Year 5 - $35,000;
  Year 6 and thereafter - $50,000; and
  After first commercial sale - $250,000 or net sales royalty, whichever is higher.
  Milestone Payments - milestone payments after the occurrence of the following milestone events:

Prior to any sublicensing agreements, joint ventures or change of control:

  $10,000 upon dosing the first patient in a Phase I trial;
  $50,000 upon dosing the first patient in the first Phase II trial;
  $250,000 upon dosing the first patient in a Phase III trial in the first clinical indication; and
  $2 million upon the first commercial sale of each clinical indication.

  After any sublicensing agreements, joint ventures or change of control:

  As above;
  $250,000 upon dosing the first patient in each Phase II trial;
  $500,000 upon dosing the first patient in each Phase III trial; and
  $2 million upon the first commercial sale of each clinical indication.

Unless otherwise agreed to in writing by the University, the Company will reimburse the University for all documented costs and expenses in connection with the Patent Rights, including the preparation, filing, prosecution, maintenance and defense thereof. From time to time, the anticipated costs and expenses may be significant and, upon request, the Company will pay the estimated costs and expenses in advance of such costs and expenses being incurred by the University.

The term of the LA ends on the later of the last to expire of the Patent Rights, expiration of regulatory exclusivity for Product or when the Company provides notice that use of Technical Information has ceased. The University has the right to terminate the LA if the Company fails to make any required payments or is in breach of any provision of the LA.  The Company may terminate the LA at any time upon providing at least 90 days written notice to the University.

Related party contracts

On June 5, 2020, the Company entered into an independent consultant agreement (the "ICA") whereby the consultant, a private corporation incorporated in the State of California, USA, was engaged and the consultant's representative will serve as the Company's Chief Medical Officer, with the services being provided in California. As compensation for performing these services, the consultant or the consultant's representative will participate in the Company's equity incentive plans and will be eligible for cash payments in respect of fees at such time as the Company begins to compensate other C-level personnel in cash and in similar proportion to total compensation (the "fees"). The non-cash portion of the consultant's fees was in the form of a grant of 30,000 vested stock options and 76,000 RSUs. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by either party giving the other 30 days written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless either party gives the other 30 days written notice. In March 2021, the Board of Directors authorized a monthly fee of US$15,000 and increased it to US$25,000 in August 2021. The Chief Medical Officer's engagement was terminated effective November 23, 2022 and the RSUs and options were cancelled (see Note 6).

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

8.    CONTRACTUAL OBLIGATIONS (continued)

On October 29, 2020, the Company entered into an independent contractor agreement (the "ICA") whereby the contractor was engaged to serve as the Company's Chief Science Officer on an as-needed basis. The contractor will be compensated for these services as determined by the Board of Directors of the Company. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing five working days written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In March 2021, the Board of Directors authorized a monthly fee of US$15,000 and increased it to US$25,000 in August 2021. Services provided by the Chief Science Officer ceased at the end of March 2022 and no further payments were made or due by the Company from April 2022 onwards. The Chief Science Officer later resigned at the end of June 2022.

The Company entered into several director indemnity agreements (the "DIAs") with the directors of the Company. Pursuant to the DIAs and subject to all applicable laws, including the applicable limitations and restrictions set forth in the Business Corporations Act (British Columbia), the Company will:

  Indemnify and save harmless the Directors against and from:
  any and all charges or claims by reason of them being or having been a director of the Company or another corporation, at a time when the other corporation is or was an affiliate of the Company, or at the request of the Company;
  any and all costs, damages, expenses, fines, liabilities, losses and penalties (the "Consequences") which they may sustain, incur or be liable for in consequence of their acting as a director of the Company, whether sustained or incurred by reason of their negligence, default, breach of duty or trust, failure to exercise due diligence or otherwise in relation to the Company or any of its affairs; and
  in particular, and without in any way limiting the generality of the foregoing, any and all Consequences which they may sustain, incur or be liable for as a result of or in connection with the release or presence in the environment of substances, contaminants, litter, waste, effluent, refuse, pollutants or deleterious materials and that arise out of or are in any way connected with the management, operation, activities or existence of the Company or by virtue of them holding any other directorship with any other entity at the Company's request.
  gross up any indemnity payment made pursuant to the DIAs by the amount of any income tax payable by the Directors in respect of that payment; and
  indemnify the Directors for the amount of all costs they incur in obtaining any Court approval required to enable or require the Company to make a payment to them under the DIAs, or enforce the DIAs against the Company, including without limitation legal fees and disbursements on a full indemnity basis.

Notwithstanding the above-noted, the Company will have no obligation to indemnify or save harmless the Directors in respect of any liability for which they are entitled to indemnity pursuant to any valid and collectible policy of insurance obtained and maintained by the Company, to the extent of the amounts actually collected by the Directors under the insurance policy.

On April 11, 2022, the Company entered into a scientific advisory board agreement with Karl Deisseroth ("Deisseroth") pursuant to which the Company will pay Deisseroth a monthly fee of US$4,167 and issued an aggregate 5,000 common shares (the "Payment Shares") in the capital of the Company (see Note 6).

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

8.    CONTRACTUAL OBLIGATIONS (continued)

On November 13, 2022, the Company entered into an ICA whereby the contractor was engaged to serve as the Chief Medical Officer of the Company effective December 1, 2022. The Company agreed to pay a signing bonus of US$35,000 upon the execution of the ICA and a fee of US$205,000 annually, payable in monthly installments. The Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing one month written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In connection with the ICA, the Company granted 60,000 options with an exercise price of $8.25 per share (see Note 6).

Scientific advisory board agreements

The Company entered into numerous scientific advisory board agreements (the "SABAs") whereby the advisors were retained to serve as members of the Company's scientific advisory board and as consultants to the Company and senior management in the areas of scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates of $150 and $160 per hour. The Company also granted 26,000 stock options to the advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options of which 4,000 options were cancelled on January 21, 2021. In addition, the Company granted 12,000 RSU's to the advisors of the Company on February 4, 2022 and February 11, 2022 (see Note 6). The advisors have the same hour requirements and restrictions as noted below. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the SABAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

Consulting agreements

The Company has entered into numerous consulting agreements (the "CAs") whereby the consultants were retained to serve as advisors to the Company and senior management in the areas of public relations and content creation and scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisors hourly rates between US$30 to US$600. The Company also granted 60,400 stock options to six advisors as part of the Company's November 17, 2020 and April 28, 2021 grant of options of which 32,000 options were cancelled on December 1, 2022 and January 30, 2023 (see Note 6). The advisors being paid $400 and $600 per hour will reserve at least six full days of services to the Company and such additional days as requested by the Company each annual period, but not to exceed 36 full days of service per year unless otherwise agreed and up to a maximum of 288 hours total per year, unless otherwise agreed. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the CAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

On October 9, 2020, the Company entered into a CA whereby the consultant was retained to serve as an advisor to the Company in the areas of scientific, technical and business advice. As compensation for performing these services, the Company will pay the advisor an hourly rate of US$130. The Company granted 18,000 stock options to the consultant on November 17, 2020 which were cancelled in December 2021.

On November 6, 2020, the Company entered into a sponsored research agreement (the "SRA") with the University of Texas Medical Branch (the "UTMB") whereby the UTMB conducted a research program on behalf of the Company. Pursuant to the SRA, the agreement is effective as of October 15, 2020 and the research program was carried out through to its conclusion on February 15, 2021. As consideration for UTMB's performance, the Company paid US$66,764 which was recorded in research and development costs.

On November 17, 2020, the Company entered into an ICA whereby the contractor was engaged to serve as the Company's Vice President (Discovery). The contractor will be compensated for these services as determined by the Board of Directors of the Company. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing five working days written notice, the contractor providing three months' written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In March 2021, the Board of Directors authorized a monthly fee of US$15,000.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

8.    CONTRACTUAL OBLIGATIONS (continued)

On November 1, 2021, the Company entered into a letter agreement (the "LA") with a New York-based company, whereby the company will provide investor relations services to the Company. As compensation for performing these services, the Company will pay a non-refundable monthly retainer of US$5,000 and issue 2,240 shares of restricted stock in three tranches: 760 on January 1, 2022; 740 on April 1, 2022 and 740 on July 1, 2022. If the contract is terminated prior to the issuance date, the outstanding balance is not owed. The services will continue for an initial term of one year unless sooner terminated by either party giving the other 15 days written notice.

9.    FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The following table summarizes the carrying value of financial assets and liabilities:

	June 30, 2023	September 30, 2022
FVTPL	$	$
Cash	8,044,343	11,541,663
Guaranteed investment certificate	86,250	86,250
Cash and cash equivalents	8,130,593	11,627,913
Amortized cost
Accounts payable and accrued liabilities	643,404	1,404,561

Fair value measurement

Financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.

The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company's cash and cash equivalents is classified as Level 1, whereas accounts payable and accrued liabilities are classified as Level 2. As at June 30, 2023, the Company believes that the carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their nature and relatively short maturity dates or durations.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash and cash equivalents balance. As at June 30, 2023, the Company had cash and cash equivalents of $8,130,593 which was held with major banks in Canada, United States and Australia. Because deposits are with three banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company's financial instruments. The credit risk is assessed as low.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

9.    FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at June 30, 2023, the Company had the following foreign currency balances - cash (US$1,040,799 and AU$518,887), receivables (AU$88,303), prepaids (US$11,046 and AU$135,922) and accounts payable and accrued liabilities (US$335,434 and AU$204,499). A 10% fluctuation in the US$ and AU$ against the Canadian dollar would have an impact of approximately $142,000 on comprehensive loss.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company's main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at June 30, 2023, the Company had cash and cash equivalents of $8,130,593 to cover current liabilities of $643,404.

Capital management

Management's objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company's ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company's management of capital did not change during the period ended June 30, 2023.

10.  RESEARCH AND DEVELOPMENT

Research and development expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	For the nine months ended:
	June 30, 2022	June 30, 2022
	$	$
Laboratory costs (see Note 11)	21,037	111,267
Novel drug development	3,239,404	6,696,574
Patents and related payments	90,750	73,500
Salary and subcontractors	1,046,321	2,138,627
Share-based compensation (see Note 6)	(141,574)	619,768
Investment tax credits	(347,309)	-
	3,908,629	9,639,736

Investment tax credits under the Australian government's Research and Development Tax Incentive program have been recorded as a reduction of research and development expenses in the period received.

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

11.   PREMISES LEASES

Commencing June 1, 2021, the Company entered into a commercial laboratory lease in Wauwatosa, Wisconsin USA for a term of one year at a monthly base rent of US$1,709. For the period ended June 30, 2023, $13,035 is included in laboratory costs (see Note 10).

Commencing September 1, 2021, the Company entered into an apartment lease in New York, New York USA for a term of one year at a monthly base rent of US$5,300. For the year ended September 30, 2022, $73,700 is included in office and administrative expense. Commencing September 1, 2022, the Company extended the lease for a term of two years at a monthly base rent of US$5,510 for the first year and US$5,630 for the second year of the lease.

(a) Right-of-Use Assets

As at June 30, 2023, $84,525 of right-of-use assets are recorded as follows:

2023

As at September 30, 2021	$-
Inception of lease	144,900
Depreciation	(6,037)
As at September 30, 2022	$138,863

Depreciation	(54,338)
As at June 30, 2023	$84,525

(b) Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

	Nine months ended June 30, 2023	Year ended September 30, 2022

Undiscounted minimum lease payments:
Less than one year	$87,516	$86,112
Two to three years	14,638	80,509
	102,154	166,621
Effect of discounting	(10,746)	(26,710)
Present value of minimum lease payments	91,408	139,911
Less current portion	(77,392)	(67,928)
Long-term portion	$14,016	$71,983

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Bright Minds Biosciences Inc. Notes to the Condensed Interim Consolidated Financial Statements (Expressed in Canadian Dollars - Unaudited)

11.   PREMISES LEASES (continued)

(c) Lease Liability Continuity

The lease liability continuity is as follows:

2022

As at September 30, 2021	$-
Inception of lease	144,900
Cash flows:
Principal payments	(4,989)
As at September 30, 2022	$139,911
Cash flows:
Principal payments	(48,503)
As at June 30, 2023	$91,408

During the nine months ended June 30, 2023, interest of $15,964 is included in the office and administrative expense on the consolidated statements of comprehensive loss.

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